Filed by Liberty Global plc
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Liberty Global plc
Form S-4 File No.: 333-199552

The following slide regarding Liberty Global plc’s Latin American and Caribbean operations, which relate to certain proposals to be considered at the general meeting and the class meetings to be held on February 24, 2015, was included in Liberty Global’s investor presentation entitled “2014 Investor Call”.

LiLAC – Unique Investment Opportunity(1)

Creating "pure-play" equity focused on Latin America and Caribbean

LIBERTY GLOBAL®

- #1 cable operator in Chile and Puerto Rico
- Sustainable growth opportunity in broadband & pay-TV
- Experienced management team (20+ yrs) in place
- Well-positioned to exploit consolidation in region
- Opportunity to replicate our value creation model

Strong 2014 OCF Growth
14%
20%
CHILE
PUERTO RICO

Growing RGU Base
2.9
3.1
3.2
VOICE
DATA
VIDEO
0.8
1.0
1.1
0.8
1.1
1.2
0.9
1.1
1.2
2012
2013
2014

Next Steps on Tracker
- Vote on Feb. 24
- 20 to 1 share ratio
- Target to launch early Q2

vtr.com
Liberty
ONELINK COMMUNICATIONS

(1) RGU information as of December, 31, 2014. Please see Appendix for definitions and additional information.

Liberty Global 2014 Investor Call | February 13, 2015 7